EDWARD JONES MONEY MARKET FUND

AMENDMENT #9

to the

AMENDED AND RESTATED BY-LAWS

This Amendment #9 is made to the Amended and Restated By-Laws of Edward Jones Money Market Fund (the “By-Laws”) and is hereby incorporated into and made a part of the By-Laws:

Article V, Section 7 of the By-Laws is hereby amended and restated in its entirety as follows:

TELECONFERENCE MEETINGS; ACTION BY CONSENT. Except as otherwise provided herein or from time to time in the 1940 Act or in the Declaration of Trust, any action to be taken by the Trustees may be taken by a majority of the Trustees within or without Massachusetts, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can communicate with each other simultaneously, and participation by such means shall constitute presence in person at a meeting. Any action required or permitted to be taken by the Board of Trustees or by any committee thereof may be taken without a meeting if a majority of the members of the Board of Trustees or such committee shall individually or collectively consent, in writing or by electronic consent, to that action. Such action by consent shall have the same force and effect as a majority vote of the Board of Trustees or such committee. Evidence of such written or electronic consent or consents shall be filed with the minutes of the proceedings of the Board of Trustees or the respective committee. Written or electronic consents may be executed in counterparts, which when taken together, constitute a validly executed consent of the Board of Trustees or committee thereof.

Effective: February 23, 2023